                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of an interview by Lou Dobbs of Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, on CNN's Moneyline. CNN has expressly consented to the posting of this interview on HP's external web site, www.VotetheHPway.com.


CNN MONEYLINE WITH LOU DOBBS
INTERVIEW WITH CARLY FIORINA, CEO AND PRESIDENT, HEWLETT-PACKARD COMPANY

CNN, FEBRUARY 13, 2002
(c) 2002 Cable News Network LP, LLLP
An AOL Time Warner Company

LOU DOBBS, anchor: Well, Hewlett-Packard today topped earnings estimates after the closing bell. Sales up over the prior quarter as it shipped more computers than printers. But as HP closes the book on its first quarter, investors are still wondering whether the proposed $25 billion merger with Compaq will go ahead. Hewlett-Packard is using the results to support the case that it can integrate with Compaq and should. Hewlett-Packard CEO Carly Fiorina joins us now. Carly, good to have you here.

Ms. CARLY FIORINA (CEO and President, Hewlett-Packard): Nice to be here, Lou.

DOBBS: Congratulations on these results. It wasn't so many months ago that it looked like an impossibility to many on Wall Street that there could be good news emerging from the PC industry. How did you do it?

Ms. FIORINA: Well, it was very solid execution across the board. The people of HP really stayed focused. We stayed focused on expense control; we stayed focused on strong asset management, strong inventory reduction; we stayed focused on reducing our cost structures; PCs are definitely up; consumer technology spending is up; digital imaging products were up; and our support and outsourcing business showed great growth as well.

DOBBS:  Were you surprised at the strength of your digital imaging business?

Ms. FIORINA: Um, not so much in digital imaging -- I would say what we've been surprised by was the strength of the holiday spending, and that really cut across most of our categories: handhelds, PCs, and digital imaging. But digital imaging is now a category that's really starting to take off. And we actually saw it really start to take off beginning in back-to-school.

DOBBS: Your view of the strength of your industry's market, your company's market through the next year?

Ms. FIORINA: Well, we have been saying for some time that we don't expect a recovery, particularly in enterprise IT budgets, until the second half of 2002. We're sticking with that right now. While consumer technology spending was strong -- not clear that that will be sustainable. But enterprise spending is still where there's quite a bit of caution on the part of corporations.

DOBBS:  And your printer business?

Ms. FIORINA: Well, our -- our printer business continues to be very strong. We had good supplies growth, good unit growth, good revenue growth, great margin improvement.

DOBBS: Impressive, too, is the cost controls. As you suggested, HP employees keeping their focus.

Ms. FIORINA:  Yes.

DOBBS:  Any further plans for reduction in expenses or workforce?

Ms. FIORINA: Well, we really have taken the actions in our cost structure that we needed to. We did that in the fourth quarter and in the first quarter. We have a little bit of tail in this upcoming second quarter, but mostly we've taken the actions that we think are necessary and prudent. That is to say, good expense management is always in vogue, but...

DOBBS: In terms of focus -- to keep focus -- your's, your entire management team and all of the employees of HP, with the merger -- proposed merger -- with Compaq, you have a vote coming up in just a little over a month, and an incredible battle with some of your board members...

Ms. FIORINA:  Only one.

DOBBS: The fact is 18-percent of those votes locked up by opposition. Where do you see the strength of your position right now? Where do you see the weakness of your position?

Ms. FIORINA: Well, the facts are 82-percent of our shareowners also deserve a vote. And those 82-percent of our shareowners, I think, are focused on growing and preserving their investment in Hewlett-Packard. And that means they're going to be focused on shareowner value. This is about a board of directors that has spent the last 2 1/2 years looking at both our strengths and our weaknesses. It's about a board of directors and management team that are committed that this represents the single best alternative for creating real shareowner value.

DOBBS: An unusual letter from your board -- really, if you will, slapping down Walter Hewlett and his position. You were not -- as was your CFO -- you were not in that letter as a signator (sic), but that fact is that it's a really remarkable thing in corporate governance. Many of the people I've talked to on Wall Street are astonished that a board [member], no matter what his or her ownership position, would so publicly take on a plan that has been approved by a board and, of course, advanced by its CEO. What is the personal relationship between you and Walter Hewlett at this point?

Ms. FIORINA: Well, you know -- frankly, Lou, I'm not going to get into our personal relationship, because I don't think it's germane. What I do think is germane is -- you are correct -- this is a board of directors that deliberated long and hard, and has come to shareowners with a plan that we think is doable and that creates real shareowner value. I think the most important thing is for me to say that we are convinced that our shareowners will have the good judgment to focus on the merits of this case. We believe that's what they're doing, and that's why [we] believe the momentum is shifting in our favor.

DOBBS: Walter Hewlett's principle point is that there has never been a large-scale technology combination, such as you have proposed with Compaq, that has succeeded. Your response?

Ms. FIORINA: Well, there have been a few, but I'll grant that there haven't been many. Let me point out some key differences -- this is a merger of consolidation, not diversification. This is a merger that both creates market leadership and allows us to substantially reduce our cost structure and improve our profitability. This is a merger that was done at the bottom of the market, not at the top, which means that valuations are fair. This is a merger that [we expect to be] accretive, substantially accretive, with revenue losses already baked in and with quite conservative costs.

DOBBS: Compaq doing well, relatively speaking. You're doing well. There are those -- and I'm always fascinated by your position as CEO, because in this one, if you did poorly, many people would be saying, `Well, HP simply can't carry out this strategy because they can't even run their own business.' Now, you did well, so did Compaq, and now many people who would be saying the same thing, had you not done well, are saying, `You don't need to do the deal.' How do you respond to that?

FIORINA:  Well, you know, there is one point that I agree with Walter
Hewlett on. This is not a company in crisis. This is a company, however, that's strong enough to take a decisive step and smart enough to know when to take it.

DOBBS: Taking that step on the 19th in terms of that 82 percent out there voting, we know not how, what do you think will be determined? Because you have two PC companies, Hewlett charges that you will be, in effect, closing down customers rather than doling them. How do you respond to the specific strategy in terms of the PC industry?

FIORINA: Well, first, I think I must tell you, I have to correct you. I think it's a gross mischaracterization to call either Compaq or HP a PC company.

DOBBS: Oh, no, I should -- let me say this: I was talking about it -- if I may correct your correction -- am I correct? When I talk about the PC business within your two companies, and that has been Hewlett's focus.

FIORINA: It's been one of his focuses. I mean, I think it's just important to recognize...

DOBBS:  ... get along great.  (laughter)

FIORINA: ... that we're talking about a combined company that will be number one in UNIX, number one in NT, number one in Linux, number one in storage, double the size of our out-source and in-support capabilities, double the size of our sales force. With regards to PCs specifically, what we're talking about is doing something fairly fundamental: taking our consumer PC business, which is profitable, makes money, is the leading consumer PC company in the world today and gaining share, and taking Compaq's commercial PC business, where they have achieved a competitive distribution capability as compared to Dell, and in essence we will marry those two. I think it's extremely achievable and I think our results in this last quarter, both from HP and Compaq, demonstrate the wisdom of that strategy.

DOBBS: The wisdom of that strategy -- one of the things that we hear amongst the savants on Wall Street is that simply HP and Compaq, should they combine, can in no way get this deal done in 18 -- 18 months, fully integrate and achieve cost savings, as you projected, of 2 1/2 billion for 2004. Is that correct?

FIORINA:  2 1/2 billion in 2004 -- that is true.

DOBBS: With this vote coming up on the 19th, you still believe without question that you can execute 2 1/2 billion in cost savings in that period of time?

FIORINA: Absolutely. I think, if anything, there's upside to that number. The way we've built our models, we have timed those synergies so that we think we will get about 2 billion by the end of fiscal 2003 and the remaining half a billion in 2004. But remember, we announced this merger on September 4th. Before we announced the merger we were already doing integration planning to try and understand where the value in this transaction was. And since the merger's been announced, we've had 450-plus people doing integration planning full time. We have a great many of the details already worked out. We know what the product line road maps are. We know what our go-to-market structures are. And yes, we know where the 2 1/2 billion is and how to go get it.

DOBBS:  Can you give us a sense of how much more you might be able to...

FIORINA: Oh, you're asking the same question every investor wants to know. And the reason that we're not going there is because, because so many high-tech mergers have promised what they could not deliver, we don't intend to make the same mistake. We will promise what we feel we can deliver.

DOBBS: And it's becoming quickly a world, on Wall Street, of `you better under-promise then over-deliver.'

FIORINA:  Absolutely.

DOBBS: ... if you want to sleep at night without fear of severe punishment. Also a change in the mood of corporate financial reporting.

FIORINA:  Yeah.

DOBBS: The importance of transparency. What is your reaction to what is obviously becoming quickly a new set of standards for corporate America in the way you're running your firm?

FIORINA: Well, first, I think what's going -- what happened at Enron is a tragedy for investors and employees. I think it is clearly an example of where oversight and governance failed. And I think if that's a wake-up call, that's helpful. I think the more transparency that we provide, the better off all of us are. But I hope that we will not lump everything and everybody into the category of Enron. There are companies that execute with the highest standards of ethics and integrity and have been exceedingly transparent and conservative in their accounting.

DOBBS: In the company you're running, are you, as a result of the Enron effect, redoubling your efforts to make certain there is greater transparency and forthrightness in the reporting?

FIORINA: We have always been a, I think, very conservative and transparent company. But of course, we are looking at everything we do and making sure that we remain as comfortable with our practices going forward as we have been in the past.

DOBBS:  Carly, I just want to say thanks for being here and...

FIORINA:  My pleasure.

DOBBS:  ... congratulations on outstanding results.

FIORINA:  Thanks so much.

DOBBS:  Thank you.  Carly Fiorina.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.